December 2010

Pricing Sheet dated December 22, 2010 relating to Preliminary Terms No. 617 dated December 17, 2010 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in International Equities

PLUS Based on a Basket Consisting of the iShares® MSCI Emerging Markets Index Fund and the Dow Jones
Euro STOXX 50® Index due June 28, 2011
Performance Leveraged Upside SecuritiesSM
PRICING TERMS – DECEMBER 22, 2010
Issuer:	Morgan Stanley
Maturity date:	June 28, 2011
Original issue price:	$10 per PLUS
Stated principal amount:	$10 per PLUS
Pricing date:	December 22, 2010
Original issue date:	December 28, 2010 (3 business days after the pricing date)
Aggregate principal amount:	$6,125,000
Interest:	None
Basket:	Basket component	Bloomberg ticker symbol	Basket component weighting	Initial basket component value	Multiplier
	Shares of the iShares® MSCI Emerging Markets Index Fund (the “EEM Shares”)	EEM	50.00%	$46.6625	0.1071524
	Dow Jones EURO STOXX 50® Index (the “Dow Jones EURO STOXX Index”)	SX5E	50.00%	2,869.63	0.0017424
	The EEM Shares and the Dow Jones EURO STOXX Index are referred to together as the “basket components.”
Payment at maturity per PLUS:	▪ If the final basket value is greater than the initial basket value: $10 + leveraged upside payment In no event will the payment at maturity exceed the maximum payment at maturity.
▪ If the final basket value is less than or equal to the initial basket value: $10 x the basket performance factor This amount will be less than or equal to the stated principal amount of $10.
Leverage factor:	200%
Leveraged upside payment:	$10 x leverage factor x basket percent increase
Maximum payment at maturity:	$11.00 per PLUS (110% of the stated principal amount)
Valuation date:	June 23, 2011, subject to adjustment for non-index business days or non-trading days, as applicable, and certain market disruption events.
Closing value:
In the case of the EEM Shares, the closing price of one share of the EEM Shares times the relevant adjustment factor for the EEM Shares.  In the case of the Dow Jones EURO STOXX Index, the closing value of the Dow Jones EURO STOXX Index as published by the index publisher.

Adjustment factor:	For the EEM Shares, 1.0, subject to adjustment for certain events affecting the EEM Shares.
Initial basket value:
100, which is equal to the sum of the products of the initial basket component values of each of the basket components as set forth under “Basket–Initial basket component value” above, and the applicable multiplier for each of the basket components, each of which was determined on the pricing date.

Final basket value:	The basket closing value on the valuation date.
Basket closing value:	The basket closing value on any date is the sum of the products of the closing value of each of the basket components on such date and the multiplier for such basket component on such date.
Multiplier:
The multiplier was set on the pricing date based on each basket component’s respective initial basket component value so that each basket component represents its applicable basket component weighting in the predetermined initial basket value.  Each multiplier will remain constant for the term of the PLUS.  See “Basket–Multiplier” above.

Basket percent increase:	(final basket value – initial basket value) / initial basket value
Basket performance factor:	final basket value / initial basket value
Listing:	The PLUS will not be listed on any securities exchange.
CUSIP:	61759G174
ISIN:	US61759G1748
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per PLUS	$10	$0.1625	$9.8375
Total	$6,125,000	$99,531	$6,025,469
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.1625 for each PLUS they sell.  For additional information, see “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for PLUS.

“Dow Jones EURO STOXX 50®” and “STOXX 50®” are registered trademarks of STOXX Limited and have been licensed for use by Morgan Stanley. The PLUS are not sponsored, endorsed, sold or promoted by STOXX Limited, and STOXX Limited makes no representation regarding the advisability of investing in the PLUS.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 617 dated December 17, 2010
Prospectus Supplement for PLUS dated December 22, 2009
Prospectus dated December 23, 2008

The PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.